EXHIBIT 2.5

PROCERA NETWORKS, INC.

VOTING AGREEMENT

THIS VOTING AGREEMENT (the “Agreement”) is made and entered into as of this 18th day of August, 2006, by and among Procera Networks, Inc., a Nevada corporation (the “Company”), those certain holders of the Company’s Common Stock listed on Exhibit A hereto (the “Key Holders”) and the persons listed on Exhibit B hereto (the “Netintact Shareholders”).

RECITALS

WHEREAS, the Key Holders are the beneficial owners of shares of the common stock and options to purchase common stock of the Company (the “Common Stock”);

WHEREAS, in the manner and subject to the terms and conditions set forth in the Stock Exchange Agreement (the “Exchange Agreement”) executed herewith, the Company shall acquire from the Netinact Shareholders, one hundred percent (100%) of the issued and outstanding shares of Netintact

WHEREAS, the obligations in the Exchange Agreement are conditioned upon the execution and delivery of this Agreement; and

WHEREAS, in connection with the consummation of the Exchange Agreement, the Company, the Key Holders and the Netintact Shareholders have agreed to provide for the future voting of their shares of the Company’s capital stock as set forth below.

AGREEMENT

NOW, THEREFORE,  in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	VOTING.

1.1   Key Holder Shares. The Key Holders each agree to hold all shares of voting Common Stock of the Company registered in their respective names or beneficially owned by them as of the date hereof and any and all other securities of the Company legally or beneficially acquired by each of the Key Holders after the date hereof (hereinafter collectively referred to as the “Key Holder Shares”) subject to, and to vote the Key Holder Shares in accordance with, the provisions of this Agreement.

1.2   Election of Directors. On all matters relating to the election of directors of the Company, so long as the original Netintact Shareholders legally or beneficially own more than 10,000,000 of the Designated Shares, the Key Holders agree to vote all Key Holder Shares held by them so as to elect one member to the Board of Directors of the Company designated from time to time by the consent of the Netintact Shareholders holding a majority of the “Designated Shares”. Designated Shares shall be defined as all shares of voting Common Stock held by the Netintact Shareholders as set forth on Exhibit B hereto of the Company registered in their respective names or beneficially owned by them as of the date hereof and any and all other securities of the Company legally or beneficially acquired by each of the Netintact Shareholders after the date hereof.

1.3   No Liability for Election of Recommended Director. None of the parties hereto and no officer, director, stockholder, partner, employee or agent of any party makes any representation or warranty as to the fitness or competence of the nominee of any party hereunder to serve on the Board of Directors by virtue of such party’s execution of this Agreement or by the act of such party in voting for such nominee pursuant to this Agreement.

1.4   Legend.

(a)   Concurrently with the execution of this Agreement, there shall be imprinted or otherwise placed, on certificates representing the Key Holder Shares the following restrictive legend (the “Legend”):

“THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO THE TERMS AND CONDITIONS OF A VOTING AGREEMENT WHICH PLACES CERTAIN RESTRICTIONS ON THE VOTING OF THE SHARES REPRESENTED HEREBY. ANY PERSON ACCEPTING ANY INTEREST IN SUCH SHARES SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF SUCH AGREEMENT. A COPY OF SUCH VOTING AGREEMENT WILL BE FURNISHED TO THE RECORD HOLDER OF THIS CERTIFICATE WITHOUT CHARGE UPON WRITTEN REQUEST TO THE COMPANY AT ITS PRINCIPAL PLACE OF BUSINESS.”

(b)   The Company and the Key Holders agree that, during the term of this Agreement, it will not remove, and will not permit to be removed (upon registration of transfer, reissuance of otherwise), the Legend from any such certificate and will place or cause to be placed the Legend on any new certificate issued to represent Key Holder Shares theretofore represented by a certificate carrying the Legend.

1.5   Successors. The provisions of this Agreement shall be binding upon the successors in interest to any of the Key Holder Shares. The Company shall not permit the transfer of any of the Key Holder Shares on its books or issue a new certificate representing any of the Key Holder Shares unless and until the person to whom such security is to be transferred shall have executed a written agreement, substantially in the form of this Agreement, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were a Key Holder.

1.6   Other Rights. Except as provided by this Agreement or any other agreement entered into in connection with the Exchange Agreement, each Key Holder and Netintact Shareholder shall exercise the full rights of a holder of Common Stock of the Company with respect to the Key Holder Shares and the Designated Shares, respectively.

2.	TERMINATION.

2.1   This Agreement shall continue in full force and effect from the date hereof through the earliest of the following dates, on which date it shall terminate in its entirety:

(a)   five (5) years from the date of this Agreement;

(b)   the date on which the original Netintact Shareholders own less than ten million shares (10,000,000) of Common Stock of the Company; or

(c)   the date as of which the parties hereto terminate this Agreement by written consent of (i) a majority in interest of the Netintact Shareholders, and (ii) a majority in interest of the Key Holders.

3.	MISCELLANEOUS.

3.1   Ownership. Each Key Holder represents and warrants to the Netintact Shareholders and the Company that (a) such Key Holder now owns the Key Holder Shares, free and clear of liens or encumbrances, and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof, and (b) such Key Holder has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Key Holder enforceable in accordance with its terms. Each Netintact Shareholder represents and warrants to the Netintact Shareholders and the Company that (a) such Netintact Shareholder now owns, or will own upon the Closing (as defined in the Exchange Agreement), the Designated Shares, free and clear of liens or encumbrances, and has not, prior to or on the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement other than one which has expired or terminated prior to the date hereof, and (b) such Netintact Shareholder has full power and capacity to execute, deliver and perform this Agreement, which has been duly executed and delivered by, and evidences the valid and binding obligation of, such Netintact Shareholder enforceable in accordance with its terms.

3.2   Further Action. If and whenever the Key Holder Shares are sold, the Key Holders or the personal representative of the Key Holders shall do all things and execute and deliver all documents and make all transfers, and cause any transferee of the Key Holder Shares to do all things and execute and deliver all documents, as may be necessary to consummate such sale consistent with this Agreement.

3.3   Specific Performance. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to their heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable.

3.4   Governing Law. This Agreement shall be governed by and construed under the laws of the State of California as such laws are applied to agreements among California residents entered into and performed entirely within the State of California.

3.5   Amendment or Waiver. This Agreement may be amended or modified (or provisions of this Agreement waived) only upon the written consent of (i) the Company, (ii) holders of a majority of the Designated Shares, and (iii) holders of a majority of the Key Holder Shares.

3.6   Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

3.7   Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the parties hereto and their respective successors, assigns, heirs, executors and administrators and other legal representatives.

3.8   Additional Shares. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Key Holder Shares or Designated Shares by reason of any stock dividend, stock split, combination of shares, reclassification or the like, such shares or securities shall be deemed to be Key Holder Shares or Designated Shares, as the case may be, for purposes of this Agreement.

3.9   Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, but all of which together shall constitute one instrument.

3.10        Waiver. No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

3.11        Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of the Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement by law, or otherwise afforded to any party, shall be cumulative and not alternative.

3.12        Attorney’s Fees. In the event that any suit or action is instituted under or in relation to this Agreement, including without limitation to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

3.13         Notices. All notices required in connection with this Agreement shall be as set forth in the Exchange Agreement.

3.14        Entire Agreement. This Agreement and the Exhibits hereto, along with the Exchange Agreement and the other documents delivered pursuant thereto constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein and therein. Each party expressly represents and warrants that it is not relying on any oral or written representations, warranties, covenants or agreements outside of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this VOTING AGREEMENT as of the date first above written.

Procera Networks Inc.	Procera Networks, Inc.

By: /s/ Douglas Gladder

Its: President

Sellers:
/s/ Peter Alm
Peter Alm

/s/ Joakim Ek
Joakim Ek

/s/Alexander Haväng
Alexander Haväng

/s/ Olle Hallnäs
Olle Hallnäs

/s/ Sven-Eric Nowicki
Sven-Eric Nowicki

/s/ Jon Linden
Jon Linden

/s/ Anders Gustafsson
Anders Gustafsson

/s/ Tobias Rundstrom
Tobias Rundstrom

Key Holders:

/s/ Douglas Glader
Douglas J. Glader

/s/ Thomas H. Williams
Thomas H. Williams

/s/ Jay Zerfoss
Jay Zerfoss

/s/ Mick Hansen
Mick Hansen

EXHIBIT A

LIST OF KEY HOLDERS AND COMMON STOCK OWNED

Persons	Shares

Douglas J. Glader	4,000,000

Thomas H. Williams	100,000

Jay Zerfoss	600,000

Mick Hansen	600,000

Total:	5,300,000

EXHIBIT B

LIST OF NETINTACT SHAREHOLDERS AND COMMON STOCK OWNED

Shareholder	%

Peter Alm	18.500
Joakim Ek	18.500
Alexander Haväng	18.500
Olle Hällnäs	18.500
Sven-Erik Nowicki	18.500
Jon Lindén	5.500
Anders Gustafsson	1.000
Tobias Rundström	1.000
Total	100.000